UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016 (Report No. 3)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13250, 333-111931, 333-123981, 333-190207, 333-195465 AND 333-203087) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512, 333-189111 AND 333-210448), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On May 19, 2016, Radcom Ltd. entered into an underwriting agreement with William Blair & Company, L.L.C., as representative of the underwriters named therein, or the Underwriting Agreement, for a firm commitment public offering of 1,818,182 ordinary shares. The price to the public is $11.00 per ordinary share and aggregate gross proceeds of the offering are approximately $20 million. Radcom’s largest shareholder, Zohar Zisapel, has agreed to purchase 200,000 ordinary shares offered in this offering from the underwriters at the public offering price. This report on Form 6-K also includes the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 1.1	Underwriting Agreement, dated May 19, 2016, between Radcom Ltd. and William Blair & Company, L.L.C., as representative of the underwriters named therein.
Exhibit 5.1	Opinion of Zysman Aharoni Gayer & Co., Law Offices.
Exhibit 23.1	Consent of Zysman Aharoni Gayer & Co., Law Offices (included in Exhibit 5.1).
Exhibit 99.1	Press release dated May 19, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: May 20, 2016	By:	/s/ Uri Birenberg
Name: Uri Birenberg
Title: CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Underwriting Agreement, dated May 19, 2016, between Radcom Ltd. and William Blair & Company, L.L.C., as representative of the underwriters named therein.
5.1	Opinion of Zysman Aharoni Gayer & Co., Law Offices.
23.1	Consent of Zysman Aharoni Gayer & Co., Law Offices (included in Exhibit 5.1).
99.1	Press release dated May 19, 2016.